UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2018

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
 44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

Pearson 2018 Nine Month Trading Update (Unaudited)

17th October 2018	Pearson, the world's learning company, is today providing an update on trading in the first nine months of 2018.

Highlights
On track to meet full year expectations
●          Total revenues were flat year on year with declines in US Higher Education Courseware offset by the rest of the company growing in aggregate.
●          2018 adjusted operating profit guidance remains unchanged, reiterating underlying profit growth.
Continued progress in our structural growth opportunities
●          Online Program Management (OPM) saw good growth in revenue with global course registrations up 13%.
●          Connections Academy, our K12 virtual schools business, saw good growth in revenue and a new partner school was approved for the 2019/20 school year.
●          In English, Pearson Test of English Academic (PTE Academic) grew test volume by 34%.
●          Professional Certification revenues grew well.
US Higher Education Courseware down, in line with guidance
●          Revenue declined 3% with lower gross sales, partially offset by digital sales growth and better returns.
●          During the quarter, revenues were modestly impacted by delivery delays related to the implementation of our new enterprise software systems in the US. We expect this timing effect to largely reverse in the fourth quarter.
Simplification plans on track
●          We remain on track to deliver £300m1 of annualised cost savings, with the full benefits accruing from the end of 2019 onwards.
●          US K12 Courseware business remains as held-for-sale.
Underlying profit guidance unchanged, strong balance sheet
●          We continue to expect Pearson to deliver adjusted operating profit in 2018 in the range of £520m to £560m.
●          As a result of one-off tax benefits and a resulting lower finance charge we now expect 2018 adjusted EPS to be in the range of 68p to 72p.
●          We continue to expect year end net debt to be in line with 2017.

John Fallon, Chief Executive said:
"We are on track to return to underlying profit growth and, with a strong balance sheet, are set up well for the future. We are picking up the pace in our growth opportunities, performing well competitively and making good progress in our digital transformation. There's a lot still to do but we are increasingly excited about the opportunity to help learners acquire the knowledge and skills to succeed in a fast changing world."

Financial summary
Underlying growth
Sales
North America	0%
Core	2%
Growth	(4)%
Total	0%

Notes
Throughout this announcement: growth rates are stated on an underlying basis unless otherwise stated. Underlying growth rates exclude both currency movements, portfolio changes and the impact of adopting IFRS 15 in 2018. The latter impact is not material.

1Based on December 2016 exchange rates. A significant part of costs and savings from the restructuring programme are US Dollar denominated and in other non-Sterling currencies and are therefore subject to exchange rate movements over the implementation timeframe.

Nine-month trading
In North America, revenue was flat in the first nine months of 2018 with declines in School and Higher Education Courseware and expected declines in Learning Studio offset by growth in OPM due to higher enrolments, growth in Connections Academy and growth in Professional Certification, where we benefitted from the launch of a contract to administer medical college admissions tests.

In US Higher Education Courseware revenue declined 3% with lower gross sales, partially offset by digital sales growth and better returns. During the quarter, revenues were modestly impacted by delivery delays related to the implementation of our new enterprise software systems in the US. We expect this timing effect to largely reverse in the fourth quarter. Even with this timing effect, our market share remains within the range of 40% to 41.5%.

We have added another 155 institutions to our Inclusive Access (IA) program in the first nine months of 2018, taking our total to over 650. IA grew strongly and is now 7% of Higher Education Courseware revenue. We have commenced the testing of our new developmental math product with a pilot expected to launch next year.

In our Core segment (which includes the UK, Australia and Italy), revenue increased 2% due to strong growth in PTE Academic, OPM services in Australia and the UK, and Professional Certification. This was partially offset by declines in revenue in UK Student Assessment and Qualifications, and UK School and Higher Education Courseware.

UK Student Assessment and Qualifications revenues fell due to declines in BTEC Nationals, expected declines in AS levels as a result of policy changes, and weakness in the UK Apprenticeship market due to market disruption following the introduction of the Levy in 2017, which is expected to continue for the rest of 2018.

In our Growth segment (which includes Brazil, China, India and South Africa) revenue fell 4% primarily due to the expected decline in sales in South Africa School Courseware due to a large order in the first half of 2017, partially offset by growth in English Courseware in China. Excluding South Africa School Courseware, underlying sales in our Growth segment grew 1%.

Penguin Random House is performing in line with our expectations.

Financial position
Our financial position is strong. Our net debt at the end of September 2018 was £620m, (2017: £1,312m.) We continue to expect year end net debt to be in line with 2017. Going forward we aim to continue to maintain a solid investment grade credit rating by targeting net debt to EBITDA of less than 1.5x.

Tax guidance
We previously expected our 2018 adjusted effective tax rate to be 20%. We are today revising that expectation to a credit of 5%-7% reflecting several one-off benefits in 2018: provision releases following the expiry of the relevant statutes of limitation and the reassessment of historical tax positions and one-off benefits following a review of US tax reform, the details of which have become clearer as the year has progressed. Finance costs in 2018 are expected to be c.£30m, compared to our prior expectations of c.£45m, due to the one-off release of interest accrued relating to these tax provisions. The impact of these changes increases the EPS we expect to report in 2018 by 19p. The majority of these benefits are non-cash. Our expectation for our medium-term group effective tax rate remains unchanged at 20%-22%.

We will hold a conference call at 8.30am today Wednesday, 17th October to discuss our Q3 trading update. A replay will be available soon after on our website www.pearson.com/corporate.

Contacts
Investor Relations	Jo Russell, Tom Waldron, Anjali Kotak	+44 (0) 207 010 2310
Media	Tom Steiner	+44 (0) 207 010 2310
Brunswick	Charles Pretzlik, Nick Cosgrove, Simone Selzer	+44 (0) 207 404 5959
Webcast details
Analyst and investor conference call details:
United Kingdom Toll-Free: 08003589473
United Kingdom Toll: +44 3333000804
PIN: 17300618#
URL for international dial in numbers:
http://events.arkadin.com/ev/docs/NE_W2_TF_Events_International_Access_List.pdf
Audience URL:
https://event.on24.com/wcc/r/1858704-1/3BEC88BAD3D1805F2BE44AA0113DE60C

Forward looking statements: Except for the historical information contained herein, the matters discussed in this statement include forward-looking statements. In particular, all statements that express forecasts, expectations and projections with respect to future matters, including trends in results of operations, margins, growth rates, overall market trends, the impact of interest or exchange rates, the availability of financing, anticipated cost savings and synergies and the execution of Pearson's strategy, are forward-looking statements. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that will occur in future. They are based on numerous assumptions regarding Pearson's present and future business strategies and the environment in which it will operate in the future. There are a number of factors which could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including a number of factors outside Pearson's control. These include international, national and local conditions, as well as competition. They also include other risks detailed from time to time in Pearson's publicly-filed documents and you are advised to read, in particular, the risk factors set out in Pearson's latest annual report and accounts, which can be found on its website (www.pearson.com/corporate/investors.html). Any forward-looking statements speak only as of the date they are made, and Pearson gives no undertaking to update forward-looking statements to reflect any changes in its expectations with regard thereto or any changes to events, conditions or circumstances on which any such statement is based. Readers are cautioned not to place undue reliance on such forward-looking statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date: 17 October 2018
By: /s/ NATALIE WHITE

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Natalie White
Deputy Company Secretary